                                          September 13, 1995

Special Committee of the Board of Directors
American Consumer Products, Inc.
31100 Solon Road
Solon, OH 44139

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of Common Stock, $.10 par value (the "Common Stock"), of American Consumer Products, Inc., a Delaware corporation (the "Company"), of the cash consideration to be received by such holders pursuant to the tender offer dated August 30, 1995 (the "Tender Offer") made by Vista 2000, Inc., a Delaware corporation ("Vista"), to purchase all of the Common Stock not owned by Vista at a price of $5.30 per share (the "Offer Price") net to the seller in cash.

McDonald & Company Securities, Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, tender offers, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) the documents relating to the Tender Offer, including the Notice of Offer to Purchase for Cash and the Offer to Purchase for Cash, each dated August 30, 1995, and related annexes, exhibits and schedules;
(ii) Annual Reports to stockholders and Annual Reports on Form 10-K of the Company for each of the five fiscal years ended December 31, 1994, Quarterly Reports on Form 10-Q of the Company for the periods ending April 1, 1995 and July 1, 1995, and Current Report on Form 8-K of the Company dated July 10, 1995;
(iii) the September 12, 1995 draft of the Company's Schedule 14D-9 to be delivered by the Company in response to the Tender Offer, and related annexes, exhibits and schedules (the "Schedule 14D-9"); (iv) certain other internal information, primarily financial in nature, including projections, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (v) certain publicly available information concerning the trading of, and the trading market for, the Common Stock; and (vi) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities. We have also met or had telephonic or written communication with various persons in connection with rendering this opinion, including (a) certain officers and employees of the Company and Vista to discuss the past and current business operations, financial condition and future prospects of the Company and Vista, as well as other matters we believe relevant to our inquiry; (b) officers of certain banks and other financial institutions having a current or possible future relationship with the Company or Vista to discuss certain financial aspects of the transaction; and (c) officers of certain entities other than Vista that have expressed an interest in a possible transaction involving the Company. We were not requested to solicit and did not solicit interest from other parties in a potential business combination with the Company.

Our opinion does not address, and we express no opinion with respect to, any consideration or other value that may be exchanged, paid or transferred to the Company or certain of its stockholders by Vista in connection with the Tender Offer other than the $5.30 cash per share. Our opinion also does not address the relative merits of the transaction described in the Tender Offer as compared to any other alternative business transaction that might become available to the Company. Our opinion should not be deemed to constitute a recommendation to any holder of Common Stock as to whether or not such holder should tender his or her shares pursuant to the Tender Offer.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly available and have assumed

Special Committee of Board of Directors
September 13, 1995
Page Two

and relied upon the statements of Vista in the documents relating to the Tender Offer and of the Company in the Schedule 14D-9, and were not engaged to, nor have we independently attempted to verify, any of such information. We have also relied upon the management of the Company as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such projections reflect the best currently available estimates and judgments of such management of the Company. We express no view as to such projections or the assumptions on which they are based. In addition, we were not engaged to, nor have we conducted, a physical inspection or appraisal of any of the assets, properties or facilities of the Company nor have we been furnished with any such evaluation or appraisal. It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date.

This opinion has been prepared solely for the use of the Special Committee of the Board of Directors of the Company and shall not be reproduced, summarized, described or referred to or given to any other person or otherwise made public without the prior written consent of McDonald & Company Securities, Inc.; provided, however, that this letter may be reproduced in full in the Schedule 14D-9.

We have been engaged to provide financial advisory services to the Special Committee in connection with this transaction and will receive a fee for our services, which is contingent upon consummation of the transaction. We will also receive a separate fee for rendering this opinion.

In the ordinary course of our business, we may actively trade securities of both the Company and Vista for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof, the cash consideration to be received by the holders of the Common Stock pursuant to the Tender Offer is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          MCDONALD & COMPANY SECURITIES, INC.